Exhibit 10.10

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of July 30, 2021 among John Maxwell (“Executive”), and wejo, Inc. (the “Company”).

WHEREAS, Wejo California Corp. previously entered into an offer letter with Executive dated as of March 12, 2021, as amended (the “Offer Letter”);

WHEREAS, Wejo Group Limited (the “Parent”), Wejo, Ltd. and Virtuoso Acquisition Corporation, among others, have entered into an agreement and plan of merger (the “Merger Agreement”) pursuant to which the business combination (as defined in the Merger Agreement, the “Business Combination”) will occur;

WHEREAS, following the closing of the Business Combination, the Company and Wejo California Corp. are wholly owned subsidiaries of Parent;

WHEREAS, following the closing of the Business Combination, the Company desires to employ Executive and Executive desires to be employed by the Company on the terms set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.                  Employment Term. The Company hereby agrees to employ Executive, and Executive hereby agrees to be employed with the Company, upon the terms and conditions in this Agreement. Executive’s employment with the Company pursuant to this Agreement shall commence on the Closing Date (as defined in the Merger Agreement, the “Effective Date”) and shall continue until terminated by either party in accordance with Section 8. The period during which Executive is employed by the Company pursuant to this Agreement is hereinafter referred to as the "Term." Notwithstanding anything herein to the contrary, in the event that the Merger Agreement terminates prior to the closing of the Business Combination, this Agreement shall be void ab initio.

2.                  Location. Executive’s principal place of employment with the Company shall be in New Jersey, subject to required travel on Company business. Executive’s position will require travel, including to the United Kingdom, on a schedule set from time to time by the Chief Executive Officer of [Parent/Wejo Limited] (“CEO”), in his sole discretion. The Company currently anticipates that Executive will work approximately 50% of his time in the United Kingdom during the first six months of employment, travel restrictions permitting. This approximation is subject to change but in no event shall travel of more than 50% of Executive’s time be required.

3.                  Employment Duties. Executive shall have the title of Chief Financial Officer of the Company and shall have such duties, authorities and responsibilities as are consistent with such position and as the Board of Directors of [Parent] (the “Board”) or the CEO may designate from time to time. Executive shall report to the CEO. Executive shall devote substantially all of Executive’s business time and attention to Executive’s employment and service with the Company and shall perform Executive’s services in a capacity and in a manner consistent with Executive’s position for the Company; provided, that this Section 3 shall not be interpreted as prohibiting Executive from (i) managing Executive’s personal investments (so long as such investment activities are of a passive nature, (ii) engaging in charitable or civic activities, (iii) participating on boards of directors or similar bodies of non-profit organizations, or (iv) participating on board of directors or similar bodies of for-profit organizations; provided, that (A) in each case of (i) – (iv), such activities do not, individually or in the aggregate, (a) materially interfere with the performance of Executive’s duties and responsibilities hereunder, (b) create a fiduciary conflict, or (c) result in a violation of the Restrictive Covenant Agreement (as hereinafter defined), and (B) in case of (iv), Executive discusses with and obtains approval for such participation from the Company’s CEO and board of directors in advance. If requested, Executive shall also serve as an executive officer and/or board member of the board of directors (or similar governing body) of any entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Parent without any additional compensation.

4.                  Base Salary.

(a)               During the Term, the Company shall pay Executive a base salary at an annual rate of $420,000, payable in accordance with the Company’s normal payroll practices for employees as in effect from time to time. Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary.”

(b)              During the Term, Executive may incur taxes payable in the United Kingdom as a result of his travel and work in the United Kingdom under Section 2 (the “UK Tax”). In addition to, and not part of, the Base Salary, the Company shall make a payment equivalent equal to the sum of the UK Tax payable by Executive, plus the amount necessary to put Executive in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the UK Tax and any income and employment taxes imposed on the Gross-up Payment)) that he would have been in if Executive had not incurred any tax liability in the United Kingdom; provided, that such payment shall not be required to the extent that Executive is permitted to claim a credit for the UK Tax to reduce his tax liability in the United States. Payments under this Section 4(b) will be subject to validation by the Company and Board approval.

5.                  Incentive Opportunities. Executive shall be entitled to the incentive awards defined in Schedule A attached hereto.

6.                  Benefits.

(a)               Executive shall be entitled to participate in any benefit plans, including medical, disability and life insurance (but excluding any severance or bonus plans unless specifically referenced in this Agreement) offered by the Company as in effect from time to time (collectively, “Benefit Plans”), on the same basis as those generally made available to other senior executives of the Company, to the extent consistent with applicable law and the terms of the applicable Benefit Plan.

(b)              The Company shall pay 100% of the premiums for Executive’s participation in any Benefit Plans that are group welfare plans. Without limiting the foregoing, during the Term, the Company shall at its own expense procure and keep in effect term life insurance on the life of Executive, payable to such beneficiaries as Executive may from time to time designate, in an aggregate amount equal to two times Executive’s Base Salary. The Company does not promise the adoption or continuance of any particular Benefit Plan and reserves the right to amend or cancel any Benefit Plan at any time in its sole discretion (subject to the terms of such Benefit Plan and applicable law).

(c)               Executive shall be entitled to six weeks of annual paid vacation and up to four weeks of paid time off for sickness and family leave (in each case, pro-rated for partial years), in addition to any standard public holidays that apply in the State of New Jersey.

7.                  Expense Reimbursement. Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment and travel expenses incurred by Executive in connection with the performance of Executive's duties hereunder in accordance with the Company’s expense reimbursement policies and procedures, as in effect from time to time.

8.                  Termination of Employment. Executive’s employment hereunder may be terminated as follows:

(a)               Automatically in the event of the death of Executive;

(b)              At the option of the Company, by written notice to Executive or Executive’s personal representative in the event of the Disability of Executive. As used herein, the term “Disability” shall mean Executive’s inability, to substantially perform his duties under this Agreement for not less than 120 business days within a 12 consecutive month period as a result of his incapacity due to a physical or mental condition and after any reasonable accommodation required by law. Any question as to the existence of Executive's Disability as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. A reassignment, reduction or elimination of the duties defined in Section 3 because of Executive’s inability to perform such duties during any period of a Disability, shall not constitute Good Reason under Section 9(a) below.

(c)               At the option of the Company for Cause, by delivering written notice to Executive;

(d)               At the option of the Company at any time without Cause, upon 30 days prior written notice to Executive (provided that, the Company shall have the option to provide Executive with a lump sum payment equal to 30 days' Base Salary in lieu of such notice, which shall be paid in a lump sum on the Executive's termination date);

(e)               At the option of Executive for Good Reason; or

(f)               At the option of Executive without Good Reason, upon 60 days prior written notice to the Company (which the Company may, in its sole discretion, make effective earlier than the termination date provided in such notice).

9.                  Payments by Virtue of Termination of Employment.

(a)               Termination by the Company Without Cause or by Executive For Good Reason. If Executive’s employment is terminated at any time by the Company without Cause (excluding by reason of death or Disability) or by Executive for Good Reason, Executive shall be entitled to:

(i)              (A) (i) within 30 days following such termination, payment of Executive’s accrued and unpaid Base Salary and accrued but unused vacation and (ii) reimbursement of expenses under Section 7 of this Agreement, in each case of (i) and (ii), accrued through the date of termination and (B) all other accrued amounts or accrued benefits due to Executive in accordance with the Benefit Plans (other than severance) as required by law; and

(ii)             subject to Section 9(c) of this Agreement

(A) continuation of Base Salary as in effect immediately prior to Executive’s date of termination for 12 months following the date of termination (the “Severance Period”), payable in equal installments in accordance with the Company’s regular payroll practices as in effect from time to time, and

(B) if Executive timely elects coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) and to the extent permitted by applicable law and provided the Company is able to provide such benefits without the imposition on the Company of any tax or penalty, a cash payment equal to the difference between the COBRA premium and the premium paid by Executive for such benefits immediately prior to the date of termination, payable monthly in accordance with the Company’s regular payroll practices for 12 months or until such earlier termination of COBRA coverage; provided, that the first payment pursuant to Section 9(a)(ii)(A) and this Section 9(a)(ii)(B) shall be made on the next regularly scheduled payroll date following the 60th day after Executive’s termination and shall include payment of any amounts that would otherwise be due prior thereto. In the event of Executive’s death during the Severance Period, any payments to be made pursuant to Section 9(a)(ii)(A) and this Section 9(a)(ii)(B) shall be paid to Executive’s legal representative or estate.

(iii)            Notwithstanding the terms of the Plan or any applicable award agreements, (A) all outstanding unvested stock options granted to Executive during the Term shall fully vest as of the termination date and be exercisable until the earlier of (I) the second anniversary of the termination date, (II) the expiration date of the applicable option, and (III) the tenth anniversary of the grant date of the applicable option, and (B) all other outstanding equity-based compensation awards shall fully vest as of the termination date.

(b)              Termination other than by the Company Without Cause or by Executive For Good Reason. If Executive’s employment terminates for any reason other than by the Company without Cause or by Executive for Good Reason (i.e., by reason of Executive’s death or Disability, by the Company for Cause or by Executive without Good Reason), Executive or Executive’s legal representatives, as applicable, shall be entitled to receive the payments and benefits described under Section 9(a)(i) of this Agreement.

(c)               Conditions to Payment. All payments and benefits due to Executive under Section 9(a)(ii)-(iii) shall be payable only if Executive executes and delivers to the Company a general release of claims in a form provided by the Company, and such release is no longer subject to revocation (to the extent applicable), in each case, within 60 days following termination of employment. Failure to timely execute and return such release or the revocation of such release during the revocation period shall be a waiver by Executive of Executive’s right to such payments and benefits. In addition, payments and benefits under Section 9(a)(ii)-(iii) shall be conditioned on Executive’s compliance with Executive’s obligations under the Restrictive Covenant Agreement.

(d)               No Other Severance. Executive hereby acknowledges and agrees that, other than the payments and benefits described in this Section 9 and Section 12 (with respect to 280G, if applicable), upon the effective date of the termination of Executive’s employment, Executive shall not be entitled to any other severance or termination payments or benefits of any kind under any the Company benefit plan, severance policy generally available to the Company’s employees or otherwise and all other rights of Executive to compensation shall end as of such date.

10.                Definitions. For purposes of this Agreement,

(a)               “Cause” shall mean, (i) an act of dishonesty made by Executive in connection with his responsibilities as an employee; (ii) Executive’s indictment for, conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement, or any other act of moral turpitude; (iii) Executive’s violation of a federal or state law or regulation applicable to the Company’s or its affiliate’s business, or which is reasonably likely to be injurious to the Company or its affiliate; (iv) Executive’s material failure or refusal to comply with written policies, standards, and regulations established by the Company or its parent company from time to time; (v) Executive’s gross misconduct; (vi) Executive’s unauthorized use or disclosure of any confidential or proprietary information or trade secrets of the Company or its affiliate or any other party to whom Executive owes an obligation of nondisclosure as a result of his relationship with the Company; (vii) Executive’s material breach of any obligations under any written agreement or covenant with the Company or its affiliate, including any breach of the Restrictive Covenant Agreement; or (viii) Executive’s continued failure to perform his material employment duties, as required by the Company. Termination of Executive's employment shall not be deemed to be for Cause unless and until the Company delivers to Executive written notice detailing the conduct giving rise to the Cause. Except for a failure, breach, or refusal which, by its nature, cannot reasonably be expected to be cured, Executive shall have ten (10) business days from the delivery of written notice by the Company within which to cure any acts constituting Cause; provided however, that, if the Company reasonably expects irreparable injury from a delay of ten (10) business days, the Company may give Executive notice of such shorter period within which to cure as is reasonable under the circumstances, which may include the termination of Executive's employment without notice and with immediate effect.

(b)              “Good Reason” shall mean, without Executive’s written consent: (i) a material reduction of the level of Executive’s base salary (except where there is a general reduction applicable to the management team generally), (ii) a change in the geographic location at which Executive must perform his services to a facility or a location of 50 miles or more from the current office location, (iii) on or following a Change of Control, there is a material reduction in Executive’s overall responsibilities or authority, or scope of duties, or (iv) a demotion or diminished reporting relationship; provided, that no event described in clause (i), (ii), (iii) or (iv) shall constitute Good Reason unless (A) Executive has given the Company written notice of the termination, setting forth the conduct of the Company that is alleged to constitute Good Reason, within 60 days following the occurrence of such event, and (B) Executive has provided the Company at least 60 days following the date on which such notice is provided to cure such conduct and the Company has failed to do so. Failing such cure, a termination of employment by Executive for Good Reason shall be effective on the day following the expiration of such cure period. For purposes of this definition, “Change in Control” shall mean (i) a sale or exclusive license of all or substantially all of Parent's assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of Parent with or into another corporation, limited liability company or other entity, or (iii) the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of Parent's then outstanding voting securities.

11.                Resignation as Officer or Director. Upon the effective date of any termination of Executive’s employment, Executive shall resign or be deemed to have resigned from Executive’s position(s) and, to the extent applicable, as an officer of the Company and any of its affiliates, as a member of the board of directors or similar governing body of the Company and any of its affiliates, and as a fiduciary of any benefit plan of the Company and any of its affiliates. On or immediately following the effective date of any such termination of Executive’s employment, Executive shall confirm the foregoing by submitting to the Company in writing a confirmation of Executive’s resignation(s).

12.                Section 280G.

(a)               Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided to Executive or for Executive’s benefit pursuant to the terms of this Agreement or otherwise, including, without limitation, payments in connection with a Change in Control or the vesting or settlement of equity awards or other non-cash benefits or property, whether pursuant to the terms of this Agreement or any other plan, arrangement, or agreement with the Company or otherwise (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and would, but for this Section 12, be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then the Company shall pay to Executive, no later than the time the Excise Tax is required to be paid by Executive or withheld by the Company, an additional amount (the “Gross-up Payment”) equal to the sum of the Excise Tax payable by Executive, plus the amount necessary to put Executive in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and any income and employment taxes imposed on the Gross-up Payment)) that he would have been in if Executive had not incurred any tax liability under Section 4999 of the Code.

(b)              Any determination required under this Section 12 shall be made in writing in good faith by an independent accounting firm selected by the Company (the “Accountants”). The Company and Executive shall provide the Accountants with such information and documents as the Accountants may reasonably request in order to make a determination under this Section 12. For purposes of making the calculations and determinations required by this Section 12, the Accountants may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Accountants’ determinations shall be final and binding on the Company and Executive. The Company shall be responsible for all fees and expenses incurred by the Accountants in connection with the calculations required by this Section 12.

13.                Restrictive Covenants. Executive and the Company previously entered into that certain WEJO California Corp. At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement, dated as of March 16, 2021, and attached hereto as Exhibit A (the “Restrictive Covenant Agreement”). The parties agree that all terms set forth under the Restrictive Covenant Agreement, other than Section 1, shall be incorporated herein by reference; provided, that the defined term “Parent” shall be deemed to refer to Parent under this Agreement upon the Effective Date.

14.                Indemnification. Subject to the Company’s by-laws, to the fullest extent allowed or permitted under any provision of applicable law, the Company shall indemnify Executive against any losses, claims, damages or liabilities, or expenses (including reasonable attorneys’ fees) incurred by Executive arising out of any claim based upon acts performed or omitted to be performed by Executive in connection with Executive’s employment with the Company.

15.                Cooperation. From and after Executive’s termination of employment, Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment with the Company or its affiliates, and assist and advise the Company in any investigation which may be performed by the Company, provided, that the Company shall reimburse Executive for Executive’s reasonable costs and expenses and, to the extent that Executive is required to spend substantial time on such matters, the Company shall reasonably compensate Executive ; provided, further, that such cooperation shall not unreasonably burden Executive or unreasonably interfere with any subsequent employment that Executive may undertake. In the event Executive is subpoenaed by any person or entity (including, but not limited to, any government entity) to give testimony or provide documents (in a deposition, court proceeding, or otherwise), that in any way relates to Executive’s employment by the Company, Executive will give prompt notice of such subpoena to the Company and will make no disclosure until the Company has had a reasonable opportunity to contest the right of the requesting person or entity to such disclosure. Nothing in this Section 15 shall limit Executive’s right to engage in Protected Activity as defined in Section 14 of the Restrictive Covenant Agreement.

16.                Company Policies. As an employee of the Company, Executive will be expected to abide by the Company’s and Parent’s rules and standards in connection with Executive’s employment, including abiding by any applicable handbooks, codes of conduct, clawback policies, stock ownership policies, procedures, and other rules and standards, as may be in effect from time to time.

17.                Miscellaneous.

(a)               All notices hereunder, to be effective, shall be in writing and shall be deemed effective when delivered by hand or mailed by (i) certified mail, postage and fees prepaid, or (ii) nationally recognized overnight express mail service, as follows:

If to the Company:

the Company

Attention:

Ms. Den Power

Chief People Officer

Wejo, Ltd.

21-23 Quay Street

Manchester UK M3 4AE

With a copy to which shall not constitute notice to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: Jackie Cohen
Fax:    (212) 310-8891
E-mail:     jackie.cohen@weil.com

If to Executive:

At Executive’s home address as then shown in the Company’s personnel records,

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

(b)              This Agreement is personal to Executive and shall not be assigned by Executive. Any purported assignment by Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company or to an affiliate, and Executive hereby explicitly consents to such assignment. This Agreement shall inure to the benefit of the Company and its successors and assigns.

(c)               This Agreement with the Restrictive Covenant Agreement (to the extent provided in Section 13 of this Agreement) contains the entire agreement between the parties with respect to the subject matter hereof supersedes all other agreements, term sheets, offer letters, and drafts thereof, oral or written, between the parties hereto with respect to the subject matter hereof, including the Offer Letter. No promises, statements, understandings, representations or warranties of any kind, whether oral or in writing, express or implied, have been made to Executive by any person or entity to induce Executive to enter into this Agreement other than the express terms set forth herein, and Executive is not relying upon any promises, statements, understandings, representations, or warranties other than those expressly set forth in this Agreement.

(d)               No change or modification of this Agreement shall be valid unless the same shall be in writing and signed by all of the parties hereto. No waiver of any provisions of this Agreement shall be valid unless in writing and signed by the party charged with waiver. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver, unless so provided in the waiver.

(e)               If any provisions of this Agreement (or portions thereof) shall, for any reason, be held invalid or unenforceable, such provisions (or portions thereof) shall be ineffective only to the extent of such invalidity or unenforceability, and the remaining provisions of this Agreement (or portions thereof) shall nevertheless be valid, enforceable and of full force and effect. If any court of competent jurisdiction finds that any restriction contained in this Agreement is invalid or unenforceable, then the parties hereto agree that such invalid or unenforceable restriction shall be deemed modified so that it shall be valid and enforceable to the greatest extent permissible under law, and if such restriction cannot be modified so as to make it enforceable or valid, such finding shall not affect the enforceability or validity of any of the other restrictions contained herein.

(f)                This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(g)               The section or paragraph headings or titles herein are for convenience of reference only and shall not be deemed a part of this Agreement. The parties have jointly participated in the drafting of this Agreement, and the rule of construction that a contract shall be construed against the drafter shall not be applied. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

(h)               Notwithstanding anything to the contrary in this Agreement:

(i)              The parties agree that this Agreement shall be interpreted to comply with or be exempt from Section 409A, and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. In no event whatsoever will the Company, any of its affiliates, or any of their respective directors, officers, agents, attorneys, employees, executives, shareholders, investors, members, managers, trustees, fiduciaries, representatives, principals, accountants, insurers, successors or assigns be liable for any additional tax, interest or penalties that may be imposed on Executive under Section 409A or any damages for failing to comply with Section 409A.

(ii)             A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits considered “nonqualified deferred compensation” under Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A, and for purposes of any such provision of this Agreement, references to a “resignation,” “termination,” “terminate,” “termination of employment” or like terms shall mean separation from service. If any payment, compensation or other benefit provided to Executive in connection with the termination of Executive’s employment is determined, in whole or in part, to constitute “nonqualified deferred compensation” within the meaning of Section 409A and Executive is a specified employee as defined in Section 409A(2)(B)(i) of the Code, no part of such payments shall be paid before the day that is six months plus one day after the date of termination or, if earlier, ten business days following Executive’s death (the “New Payment Date”). The aggregate of any payments that otherwise would have been paid to Executive during the period between the date of termination and the New Payment Date shall be paid to Executive in a lump sum on such New Payment Date. Thereafter, any payments that remain outstanding as of the day immediately following the New Payment Date shall be paid without delay over the time period originally scheduled, in accordance with the terms of this Agreement.

(iii)            All reimbursements for costs and expenses under this Agreement shall be paid in no event later than the end of the calendar year following the calendar year in which Executive incurs such expense. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursements or in-kind, benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year.

(iv)            If under this Agreement, an amount is paid in two or more installments, for purposes of Section 409A, each installment shall be treated as a separate payment. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within 30 days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(i)                This Agreement will be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to any choice of law or conflict of law provision or rule. AS A SPECIFICALLY BARGAINED INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT (EACH PARTY HAVING HAD OPPORTUNITY TO CONSULT COUNSEL), EACH PARTY EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT.

(j)                Executive hereby represents and warrants to the Company that (i) Executive has disclosed to the Company any and all agreements relating to his prior employment that may affect his eligibility to be employed by the Company or that may limit the manner in which Executive is employed, (ii) the execution, delivery and performance of this Agreement by Executive do not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which he is bound, (iii) Executive has not and will not bring any third-party confidential information to the Company, including that of his former employer, and Executive will not in any way utilize any such information in performing his duties for the Company, (iv) Executive is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any other person or entity and (v) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of Executive on and after the Effective Date, enforceable in accordance with its terms. Executive hereby acknowledges and represents that he has had the opportunity to consult with independent legal counsel or other advisors of Executive’s choice and has done so regarding Executive’s rights and obligations under this Agreement, that he is entering into this Agreement knowingly, voluntarily, and of his own free will, that he is relying on his own judgment in doing so, and that he fully understands the terms and conditions contained herein.

(k)               The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

(l)                The covenants and obligations of the Company under Sections 9, 12, 14, 15, and 17 hereof, and the covenants and obligations of Executive under Sections 9, 11, 12, 13, 15, 16, and 17 hereof, shall continue and survive termination of Executive’s employment or any termination of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

wejo, Inc.

By:	/s/ Richard Barlow
	By:	Richard Barlow
	Title:	President, Treasurer and Secretary

EXECUTIVE

/s/ John Maxwell
Name: John Maxwell

Schedule A

Incentive Opportunities

a.	Annual Incentive Awards. With respect to each calendar year during the Term, Executive shall be eligible to earn a discretionary annual cash award (the “Annual Incentive Award)”), with a target Annual award of 50% of Base Salary (“Target Award”) and a maximum of 100% of Base Salary, which shall be earned, if at all, upon the achievement of performance metrics established by the CEO and the Board. The terms and conditions of the Annual Award, and whether the award is earned will be determined by the Board in its sole discretion. The Annual Incentive Award , if any, for each calendar year during the Term shall be paid to Executive in the calendar year immediately following the year to which it relates, following the date the Board or a committee of the Board approves the year-end audited financial statements of Wejo Group Limited for the applicable fiscal year (but in no event will any such payment be made later than the last day of the first quarter of the following calendar year), subject to Executive’s continued employment on the day such Annual Award is paid.

b.	Transaction Bonus. As provided under the Offer Letter, Executive will be eligible to receive a one-time bonus payment of $150,000 (the “SPAC Bonus ”) upon the successful completion and fully securing and closing of the Business Combination to the satisfaction of the CEO and the Board, paid within 30 days of the closing and subject to Executive’s continued employment on the day such SPAC Bonus is paid.

c.	Cash LTIP Opportunity. Executive will be eligible to earn a discretionary long-term cash incentive award of $600,000 in respect of calendar years 2021 and 2022 (the “Cash LTIP Award”) based on achievement of company and individual performance goals determined by the CEO and the Board. The Cash LTIP Award will be paid in two equal annual installments of $300,000 during the calendar year immediately following the year to which it relates, no later than the last day of the first quarter (i.e., no later than Q1 2022 and Q1 2023, respectively), subject to Executive’s continued employment on the date of payment. Following 2022, the Company in its discretion may grant additional long-term-incentive cash awards to Executive that will be earned based on company and individual performance metrics, and subject to terms and conditions, as determined by the CEO and the Board. The Company may opt for the Executive or the Executive may request to receive the Cash LTIP Award in the form of stock compensation in lieu of such cash payments, subject to the discretion of the Board of Directors of Parent or appropriate committee thereof.

d.	Stock Compensation. Prior to or as soon as reasonably practicable following the closing of the Business Combination and subject to the approval of the Board, it will be recommended that Executive be granted stock options and restricted stock units, with the number of Company Common Shares underlying such awards equal to 1% of the fully diluted Company Common Shares as of the closing of the Business Combination, subject to terms and conditions, including vesting provisions, as determined by the Board. In addition, Executive shall be eligible for future equity compensation, regardless of the type of equity compensation as determined by the Board.